

March 30, 2011

Mr. Paul C. Desjourdy
President, Chief Executive Officer and
Chief Financial Officer
Symbollon Corporation
99 West Street, Suite J
Medfield, MA 02052

Re: Symbollon Corporation
Item 4.01 Form 8-K
Filed March 24, 2011
File Number: 000-22872

Dear Mr. Desjourdy:

    We have completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    Tabatha Akins
                    Staff Accountant